Athens,30/09/2003

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W
Washington D.C 20549
USA

Dear Sirs,

Following the completion of Vodafone-Panafon AGM please find attached the dividend payment announcement.

Sincerely,

Maria Kaini
Investor Relations Officer

Enclosures: Dividend Payment Announcement for the Fiscal Year 1/4/2002-31/3/2003

Annual General Meeting Press Release 30/09/2003

VODAFONE-PANAFON
HELLENIC TELECOMMUNICATIONS COMPANY
Company 's Registration Number 26089/06/B/92/01

DIVIDEND PAYMENT ANNOUNCEMENT
FOR THE FISCAL YEAR 1/4/2002 – 31/3/2003

According to the relevant decision of the Annual General Meeting dated September 30 2003, the dividend per share for the period (1/4/2002 – 31/3/2003) will be 0.11 euros. This amount is free of all taxes or other payments of similar nature imposed by law 2065/92. All shareholders having acquired Vodafone-Panafon shares until 30/9/2003 are entitled to the above dividend.

Starting from 01/10/2003 Vodafone-Panafon shares will trade ex-dividend rights.

The dividend will be distributed to the shareholders by mailing Alpha Bank cheques . The distribution will be held on 30/10/2003.

For more information please contact the Investor Relations Department.
Tel: +30 210 6160330/ +30 210 6160061.

Maroussi, 30/09/2003
The Board of Directors

Press Release

30/09/2003

"Dedication to continuous profitable growth" is the message from Vodafone-Panafon's Annual General Meeting

Distribution of dividend: € 0.11 per share

At the Annual General Meeting of Vodafone-Panafon held in Athens today, the management of the company presented to the shareholders its fiscal results for the year ended 31 March 2003. The year under review, the company's tenth successful year of operation, saw Vodafone-Panafon not only achieve the targets laid out at the beginning of the year, but also successfully launching Vodafone live!

The financial stability of the company was underlined at AGM as Vodafone-Panafon presented increases in all the financial indicators of the company to its shareholders..

Revenues for the period under review increased by 26.8% reaching €1,255 million compared to €990 million for the previous year.
Service Revenues reached €1,136.6 million against €889.9million in the previous year representing a 27.7% increase. Monthly Access Revenues reached €134.2 million, (37.8% higher year on year). Income from data services (SMS, wap, MMS, Vodafone live! etc) reached €142.3 million (22.3% higher than the previous year).
Gross blended ARPU for the year ended 31 March 2003 was €30.3 compared to €28.4 for the year ended 31st March 2002, representing a 7% increase, while data services ARPU reached €3.86.

EBITDA increased by 13.9% to €487.1 million versus €427.5 million in the previous year, while EBITDA margin was 38.8%. Income before taxes remained flat versus last year at €273.3 million, despite the effect of one-off items for the total amount of €32 million. Losses from associate companies reduced significantly to €3.1 million versus €5.9 million last year.
Net income reached €161.7 million, diluted by 4.5% versus €169.3 in the previous year, affected by a higher effective tax rate (40.9%) resulting from the above-mentioned one-off items.
(Audited consolidated financial statements for the 12-month period ended on 31/03/2003 according to the International Financial Reporting Standards IFRS).

In conjunction with the financial report for the year ended 31 March 2003, the company presented to shareholders further details about the customer base. Namely, Vodafone-Panafon's total registered customer base as at 30 June 2003 was 3,631,070,

representing a 19.4% increase compared to 30 June 2002. Contract customers surpassed 1 million and reached 1,041,915, whilst prepay customers reached 2,589,155, representing approximately 71% of the total customer base. Moreover, the Vodafone (Albania) customer base for the quarter ended 30 June 2003 reached 438,598, increasing further its market share to 44%.

The Annual General Meeting of the company's shareholders approved the annual financial statements for the period (1/4/2002 – 31/3/2003) and approved a dividend payment of €0.11 per share. Dividend payments will begin on 30 October 2003 by mailing checks of Alpha Bank to the qualifying shareholders.

Moreover, the Annual General Meeting approved the financial statements of the merged companies: TETOMA COM S.A., PANAFON MULTIMEDIA, PANAFON SERVICES, IDEAL TELECOM, and VIZZAVI (HELLAS) MULTIMEDIA SERVICES S.A. As a result, the members of the board of executives of the above companies, as well as the auditors, were excused from the responsibility to indemnify these financial results.

In addition, shareholders approved the wages of the members and non-executive members of the Board of Directors of Vodafone-Panafon as well as the participation of the members of the Board of Directors to other companies with similar objectives. Moreover, approval was given for the expenses incurred for the installation of base stations and shops that they are not anymore operating for different reasons.
Finally, the AGM approved agreements between Vodafone-Panafon S.A. and INTRACOM S.A.

Vodafone – Panafon's C.E.O., Mr. George Koronias, summarising the company's commercial strategy stated: "Our focus for this year was the continuing improvement in the composition and quality of our customer base, increasing revenues, introducing further innovative data services and the reinforcement of our commercial network.
"The financial results for the year ended 31 March 2003 demonstrate that we have been successful in meeting these aims, strengthening our leading position in the Greek mobile telephony market.
Our continuing aim is to provide our customers with the best services – through technologically upgraded solutions – over the best possible network, allowing our customers unhindered communication.
We continue to be committed to enhancing value to our shareholders, our customers, our employees and the world around us".

–Ends–

For Further Information Contact:

Maria Kaini , Investor Relations Officer Tel: +30 210 6160692

ir.gr@Vodafone.com, *website* www.Vodafone.gr